51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

QUATERRA RESOURCES INC. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

February 28, 2013

Item 3 News Release

A news release was issued in Vancouver, British Columbia on February 28, 2013 and distributed through Marketwire.

Item 4 Summary of Material Change

QUATERRA AND GRANDE PORTAGE ANNOUNCE UPDATED INDEPENDENT RESOURCE ESTIMATE FOR HERBERT GOLD PROJECT

VANCOUVER, B.C.— Quaterra Resources Inc. today announced that its joint venture partner Grande Portage Resources Ltd. has released an updated independent resource estimate for the Herbert Gold Project located near Juneau, Alaska.

The updated NI43-101-compliant resource estimate by D.G. DuPre & Associates used the digital database derived from a total of 127 diamond drill holes and four trenches that includes the results from the 2012 infill drilling campaign. The 2012 program was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

Item 5 Full Description of Material Change

See attached News Release dated February 28, 2013

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Dr. Thomas Patton, President. Tel: (604) 681-9805.

Item 9 Date of Report

February 28, 2013

February 28, 2013

QMM: NYSE MKT QTA: TSX VENTURE NR-1-13

QUATERRA AND GRANDE PORTAGE ANNOUNCE UPDATED
INDEPENDENT RESOURCE ESTIMATE FOR HERBERT GOLD PROJECT

74.4% of Inferred gold ounces converted to Indicated category; gold grade increased by 42.2%

VANCOUVER, B.C.— Quaterra Resources Inc. today announced that its joint venture partner Grande Portage Resources Ltd. has released an updated independent resource estimate for the Herbert Gold Project located near Juneau, Alaska.

The updated NI43-101-compliant resource estimate by D.G. DuPre & Associates used the digital database derived from a total of 127 diamond drill holes and four trenches that includes the results from the 2012 infill drilling campaign. The 2012 program was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

Today’s updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) for 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for 12,800 ounces of gold. The continuity and consistency of gold mineralization identified by infill drilling suggest that exploration on the other veins has the potential to produce similar results.

The Deep Trench vein contains the highest grade resource discovered to date of 407,100 tonnes averaging 8.12 gpt (at a 2 gpt cut-off), and 232,300 tonnes averaging 12.42 gpt (at a 3 gpt cut-off). This high-grade mineralization is open to the east and at depth.

“The results of the resource estimate underscore the excellent potential of our Herbert Project and highlight the deposit’s quality and potential for growth. Our total drilling to date has reached less than 10% of the known property potential,” says President and CEO of Grande Portage Ian Klassen. “The continuity is excellent and mineralization is open at depth and along strike.”

The 2012 infill drilling campaign converted 52.3% of the tonnes and 74.4% of the ounces from the inferred to indicated resource category from a previous resource estimate released in April last year (please see press release of April 16, 2012). At the same time the grade increased by 42.2% compared to last April’s resource estimate. At a 3.0 gpt cut off, 56.0% of the tonnes and 81.7% of the ounces were converted to the indicated resource category, with an increase in grade of 46.2% . The program also delineated a higher grade shoot within the Deep Trench vein.

February 2013: Updated Herbert Property NI43-101 Indicated and Inferred Mineral Resource Estimate

Total Indicated, uncut, rounded to the nearest hundred tonnes, hundred ounces
Cut-off (gpt)	Tonnes	Au Grade (gpt)	Ounces Au
3.0	532,400	9.34	159,800
2.5	637,900	8.25	169,200
2.0	821,100	6.91	182,400
1.5	1,081,300	5.66	196,900
1.0	1,645,500	4.14	219,000
0.5	2,867,500	2.69	248,100

Total Inferred, uncut, rounded to the nearest hundred tonnes, hundred ounces
Cut-off (gpt)	Tonnes	Au Grade (gpt)	Ounces Au
3.0	38,600	9.55	11,900
2.5	42,100	8.99	12,200
2.0	51,600	7.73	12,800
1.5	112,600	4.46	16,100
1.0	585,400	1.85	34,900
0.5	1,509,800	1.18	57,300

Estimation Methods

The resources are classified according to their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Indicated resources comprise blocks that are situated within 60 meters of assays derived from drill holes or trenches. Resource blocks located between 60 and 200 meters of assays are considered inferrerd. Metallic or screened assays were used in all instances where they were available (921 samples). All other assays are standard one assay ton results reported using ICP finish or where over limit (>10 gpt) are reported using gravimetric finish.

MapInfo’s 3D solid generation routine was used to construct three dimensional models from a series of cross sections for each of eight different zones where correlations in apparent gold assays, alteration zones, and multi-element data appear to exist down-dip on section and between sections. Some areas of the Main vein provided multiple options for correlations that were permissive by geology and sample geochemistry. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

An Inverse Distance Squared (ID2) method using a block model approximately 8m x 1.5m x 6m was applied to the Main and Deep Trench veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. Blocks required a minimum of three and a maximum of 12 composites within a 180m x 180m x 180m search ellipsoid, oriented parallel to the vein. The raw and composited assay data for the veins display a mixture of three populations on the lognormal probability plots. These can be modeled smoothly without any obvious outliers that can over-influence the estimation and to account for the nugget effect. Statistical studies showed that capping or averaging was not indicated. The resource remains open in multiple directions along these defined veins.

D.R. Webb P. Geol. is the Qualified Person, within the meaning of NI 43-101, responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report which is being prepared and will be filed within 45 days of this release. Quality-control data, generated during the various drill programs conducted at the Herbert Property, were independently verified by Mr. Dupre and Dr. Webb as part of the project review.

An aggressive program of diamond drilling is being planned for 2013 in an effort to unlock further value. It will target the extensions of the known mineralization down dip and along strike.

Grande Portage and Quaterra have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

Mr. Dupre and Dr. Webb who are independent of Grande Portage and Quaterra and are Qualified Persons as defined by NI 43-101, have read and approved the technical disclosure in this press release.

Cautionary note

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The mineral resource estimates referenced in this press release use the terms “Indicated Mineral Resources” and “Inferred Mineral Resources”. While these terms are defined in and required by Canadian regulations (under NI43-101), these terms are not recognized by the U.S. Securities and Exchange Commission ("SEC"). “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Grande Portage Resources Ltd. is not an SEC registered company.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.